

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

June 24, 2009

VIA U.S. MAIL AND FACSIMILE (408) 331-8601

John K. Allen
Chief Financial Officer
Leadis Technology, Inc.
800 W. California Avenue, Suite 200
Sunnyvale, California 94086

> **Re:** **Leadis Technology, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-50770**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page 46

Consolidated Statements of Operations, page 48

1.   In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item consistent with paragraph 43 of SFAS 142.

Consolidated Statements of Cash Flows, page 49

2.   Please tell us and in future filings disclose the facts and circumstances leading to your provision for excess and obsolete inventory.

Note 2. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 54

3.   We note that because of agreements granting distributors the right to return unsold products, price protection and rights to stock rotation on unsold products you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party. Please revise future filings to summarize the significant terms of your sales arrangements with distributors, including the return, price protection and stock rotation rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Please also tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

4.   Please tell us and disclose in future filings your policies for testing and accounting for the impairment of the deferred cost of sale amounts related to the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

5.   Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred margin caption of your balance sheets as of March 31, 2009 and December 31, 2008. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Exhibit 31.1 and 31.2

6.   We note that that you removed the phrase '(the registrant's fourth fiscal quarter in the case of an annual report)' in paragraph 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant